Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)

WESTPORT INNOVATIONS INC.

Three and six months ended September 30, 2009 and 2008

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	September 30,	March 31,
	2009	2009
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$28,147	$39,043
Short-term investments	29,514	43,576
Accounts receivable	6,375	6,417
Loan receivable (note 9(a))	12,086	11,234
Inventories (note 3)	13,219	13,982
Prepaid expenses	1,244	1,387
Current portion of future income tax assets	4,635	4,451
	95,220	120,090
Long-term investments (note 4)	2,384	1,935

Equipment, furniture and leasehold improvements, net	7,118	7,712

Intellectual property, net	359	430

Future income tax assets	4,756	5,337

	$109,837	$135,504

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$7,645	$14,359
Current portion of deferred revenue	889	546
Demand instalment loan	3,969	4,642
Short-term debt	257	1,614
Current portion of long-term debt (note 5)	125	17
Current portion of warranty liability	12,015	12,222
	24,900	33,400
Warranty liability	10,703	12,369
Long-term debt (note 5)	12,247	11,353
Deferred lease inducements	236	284
Deferred revenue	4,723	4,537
Joint Venture Partners’ share of net assets of joint ventures (note 9(c))	12,330	12,603
	65,139	74,546
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
32,805,072 (2009 - 32,040,540) common shares	316,743	311,855
Other equity instruments (note 7)	9,983	12,319
Additional paid in capital	5,450	5,263
Deficit	(290,058)	(271,885)
Accumulated other comprehensive income	2,580	3,406
	44,698	60,958

	$109,837	$135,504

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations (unaudited)
(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008

Product revenue	$23,991	$34,332	$43,320	$55,760
Parts revenue	7,680	4,680	13,294	8,761
	31,671	39,012	56,614	64,521

Cost of revenue and expenses:
Cost of revenue	23,679	29,785	42,226	46,955
Research and development (notes 7 and 8)	7,064	7,105	13,820	14,268
General and administrative (note 7)	2,767	2,206	5,388	3,668
Sales and marketing (note 7)	3,772	4,177	7,559	6,772
Foreign exchange loss (gain)	(90)	758	(380)	666
Depreciation and amortization	519	512	1,038	888
Bank charges, interest and other	106	100	194	205
	37,817	44,643	69,845	73,422

Loss before undernoted	(6,146)	(5,631)	(13,231)	(8,901)

Loss from investment accounted for by the equity method (note 4(b))	(292)	(503)	(631)	(583)
Interest on long-term debt and amortization of discount	(685)	(648)	(1,343)	(648)
Interest and other income	88	511	213	814
Gain on sale of investments (note 4(a))	268	10,666	268	14,479

Income (loss) before income taxes and Joint Venture Partners’ share of income from joint ventures	(6,767)	4,395	(14,724)	5,161

Income tax recovery (expense):
Current	(2,170)	(204)	(3,095)	(305)
Future	983	(2,119)	1,253	(4,684)
	(1,187)	(2,323)	(1,842)	(4,989)

Net income (loss) before Joint Venture Partners’ share of income from joint ventures	(7,954)	2,072	(16,566)	172

Joint Venture Partners’ share of net income from joint ventures (note 9)	(1,030)	(1,396)	(1,607)	(2,960)

Net income (loss) for the period	$(8,984)	$676	$(18,173)	$(2,788)

Income (loss) per share:
Basic	$(0.28)	$0.02	$(0.56)	$(0.10)
Diluted	$(0.28)	$0.02	$(0.56)	$(0.10)

Weighted average common shares outstanding:
Basic	32,355,879	29,530,003	32,203,424	28,512,672
Diluted	32,355,879	30,997,572	32,203,424	28,512,672

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008

Income (Loss) for the period	$(8,984)	$676	$(18,173)	$(2,788)

Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $119 and $173 (2008 - $912 and $574)	837	4,609	1,213	2,892
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $23 and $23 (2008 - $1,778 and $2,454)	(159)	(8,982)	(159)	(12,119)
Cumulative translation adjustment	(960)	702	(1,880)	625
	(282)	(3,671)	(826)	(8,602)

Comprehensive loss	$(9,266)	$(2,995)	$(18,999)	$(11,390)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity  (continued)
(Expressed in thousands of Canadian dollars, except share amounts)

Year ended March 31, 2009 (audited) and for the six months ended September 30, 2009 (unaudited)

	Common	Share	Other equity	Additional paid	Accumulated	Accumulated other comprehensive	Total shareholders’
	shares	capital	Instruments	in capital	Deficit	income	Equity

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock options	104,669	939	-	(357)	-	-	582

Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,723	523	-	-	2,246
Net loss for the period	-	-	-	-	(24,425)	-	(24,425)
Other comprehensive loss	-	-	-	-	-	(7,472)	(7,472)

Balance, March 31, 2009	32,040,540	311,855	12,319	5,263	(271,885)	3,406	60,958
Issue of common shares on exercise of stock options	163,077	1,493	-	(552)	-	-	941
Issue of common shares on exercise of performance share units	601,455	3,395	(3,395)	-	-	-	-
Stock-based compensation	-	-	1,059	739	-	-	1,798
Net loss for the period	-	-	-	-	(18,173)	-	(18,173)
Other comprehensive income	-	-	-	-	-	(826)	(826)

Balance September 30, 2009 (unaudited)	32,805,072	$316,743	$9,983	$5,450	$(290,058)	$2,580	$44,698

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operations:
Income (loss) for the period	$(8,984)	$676	$(18,173)	$(2,788)
Items not involving cash:
Depreciation and amortization	519	512	1,038	888
Stock-based compensation expense	1,193	944	1,798	1,175
Future income tax recovery	(983)	2,119	(1,253)	4,684
Change in deferred lease inducements	(12)	(77)	(47)	(166)
Gain on sale of investments	(268)	(10,666)	(268)	(14,479)
Joint Venture Partners’ share of net income from joint ventures	1,030	1,396	1,607	2,960
Loss from investment accounted for by the equity method	292	503	631	583
Accretion of long-term debt	344	648	666	648
Changes in non-cash operating working capital:
Accounts receivable	2,400	1,401	(88)	(486)
Inventories	1,192	727	763	(1,927)
Prepaid expenses	(76)	(227)	123	(86)
Accounts payable and accrued liabilities	(1,249)	3,197	(6,290)	2,686
Deferred revenue	354	409	1,118	569
Warranty liability	1,828	4,516	1,658	6,810
	(2,420)	6,078	(16,717)	1,071
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(20)	(1,659)	(75)	(4,008)
Sale / Maturity of short-term investments, net	931	(24,793)	14,062	(9,591)
Disposition of long-term investments	396	14,159	396	19,379
Investment in joint venture	-	-	-	(1,500)
Loan receivable	(628)	(4,892)	(2,681)	(6,574)
Leasehold inducement	-	-	-	325
	679	(17,185)	11,702	(1,969)
Cash flows from financing:
Issue of demand instalment loan	-	-	-	500
Repayment of demand instalment loan	(338)	(425)	(673)	(822)
Increase in short-term debt	-	170	-	170
Repayment of short-term debt	(1,121)	(2,549)	(1,121)	(2,549)
Repayment of other long-term debt	(4)	(21)	(8)	(51)
Issuance of debenture units	-	15,000	-	15,000
Finance costs incurred	-	(1,006)	-	(1,006)
Shares issued for cash	755	57,510	941	57,880
Share issue costs	-	(4,906)	-	(4,906)
	(708)	63,773	(861)	64,216

Effect of foreign exchange on cash and cash equivalents	(2,493)	1,345	(5,020)	1,159

Increase (decrease) in cash and cash equivalents	(4,942)	54,011	(10,896)	64,477
Cash and cash equivalents, beginning of period	33,089	18,026	39,043	7,560

Cash and cash equivalents, end of period	$28,147	$72,037	$28,147	$72,037

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited) (continued)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Supplementary information:
Interest paid	$51	$103	$771	$165
Taxes paid	510	213	4,239	238
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	343	-	343	50
Shares issued on exercise of performance share units	3,395	-	3,395	-
Shares issued for settlement of interest on convertible notes	-	249	-	249
Broker warrants issued with subordinated debt	-	283	-	283

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

1.	Basis of presentation:

The unaudited consolidated balance sheet as at September 30, 2009, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and six months ended September 30, 2009 and 2008 and the unaudited consolidated statement of shareholders’ equity for the six months ended September 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except as described in note 2, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2009.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, Westport Innovations Inc. (the “Company”) has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flow from Cummins Westport Inc. (“CWI”) and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2009 and for all periods presented have been included.

The unaudited consolidated financial statements conform in all material respects with accounting principles generally accepted in the United States except as disclosed in note 11.

2.	Accounting policies:

       Goodwill and Intangible Assets:

On April 1, 2009, the Company adopted CICA Handbook Section 3064 which replaces Section 3062,
Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities ensuring consistent treatment of all intangible assets, whether separated acquired or internally developed. The Company adopted this standard on April 1, 2009 but adoption had no impact on the interim consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

2.	Accounting policies (continued):

       Basis of presentation:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period. Full adoption of IFRS is required for all publically accountable enterprises for fiscal years beginning on or after January 1, 2011.  The Company is currently planning to adopt accounting principles generally accepted in the United States of America (“US GAAP”) as permitted by Canadian Securities regulatory authorities and adopt IFRS if and when IFRS and US GAAP converge.

3.	Inventories:

	September 30,	March 31,
	2009	2009
	(Unaudited)
Purchased parts	$8,894	$9,976
Assembled parts	2,768	2,051
Work-in-process	1,084	638
Finished goods	473	1,317
	$13,219	$13,982

During the three and six months ended September 30, 2009, the Company recorded write-downs to net realizable value of approximately $8 (2008 - $nil) and $68 (2008 - $97) respectively for obsolescence and scrap.  There were no reversals of write-downs recorded in any period presented.

During the three and six months ended September 30, 2009, the Company recognized $17,436 (2008 - $22,305) and $33,674 (2008 - $36,321) respectively related to inventoriable items in cost of sales.

4.	Long-term investments:

	September 30,	March 31,
	2009	2009
	(Unaudited)
Clean Energy Fuels Corp. (a)	$2,535	$1,416
Juniper Engines Inc. (b)	(151)	479
Other investments (c)	-	40
	$2,384	$1,935

(a)    As at September 30, 2009, the Company owned an approximate 0.3% (March 31, 2008 - 0.4%) interest in Clean Energy Fuels Corp. (“CEFC”), an owner and operator of natural gas refueling facilities.  During the three and six months ended September 30, 2009, the Company sold 20,000 (2008 - 790,800 and 1,178,760) shares of CEFC for net proceeds of $267 (2008 - $14,160 and 19,378) resulting in a gain on sale of $180 (2008 - $10,736 and $14,275).  As at September 30, 2009, the Company owned 164,311 shares of CEFC which have been valued at a closing market price of $15.43 per share (US$14.41 per share).

(b)    The Company has a 49% interest in Juniper Engines Inc. (“Juniper”), a jointly controlled company which designs, produces and sells alternative fuel engines in the sub-5 litre class for global applications.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

The Company has determined that Juniper is a variable interest entity.  However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the three and six months ended September 30, 2009, the Company recognized a loss of $292 (2008 - $503) and $631 (2008 - $583) respectively as loss from investment accounted for by the equity method.  The Company’s net equity investment position in Juniper at September 30, 2009 is a deficit of $151.  The Company has continued to recognize its share of the losses of Juniper even though losses exceed the initial investment as it is the Company’s intention to continue to finance Juniper for the foreseeable future.

 (c)    On July 2, 2009, Wild River Resources Ltd. (“WRRL”) entered into an arrangement agreement with Crescent Point Energy Trust (“CPET”) to exchange CPET trust units for WRRL common shares.  In addition, the shares of WRRL were consolidated on a 0.1512 to 1.0 basis.  As a result of the arrangement, WRRL and CPET formed Crescent Point Energy Corp. (“CPEC”), a publicly listed company on the Toronto Stock Exchange.  The Company received 3,780 shares of CPEC for its 25,000 shares of WRRL.  During the three and six month ended September 30, 2009, the Company sold all 3,780 shares of CPEC for net proceeds of $129 resulting in a gain on sale of $88.

5.	Long-term debt:

	September 30,	March 31,
	2009	2009
	(unaudited)
Capital lease obligation	$387	$52
Subordinated debenture notes	11,985	11,318
	12,372	11,370
Current portion	125	17
	$12,247	$11,353

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000.  Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73.  The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  A total of 771,428 warrants were issued.  Of the $15,000 gross proceeds received, the Company assigned $11,436 to the debenture notes and $3,564 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate method over the term to maturity and the warrants are included in other equity instruments.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

6.	Stock options and other stock-based plans:

	Six months ended		Six months ended
	September 30, 2009		September 30, 2008
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,136,163	$7.32	1,235,799	$6.96
Granted	132,262	9.10	34,280	14.90
Exercised	(163,132)	5.77	(93,006)	5.72
Cancelled/expired	(58,270)	15.44	(7,294)	7.48
Outstanding, end of period	1,047,023	$7.33	1,169,779	$7.31

Options exercisable, end of period	732,144	$8.19	809,859	$7.50

During the three and six months ended September 30, 2009, the Company recognized $673 (2008 - $338) and $739 (2008 - $412), respectively in stock-based compensation related to stock options.   During the three and six months ended September 30, 2009, the Company issued 132,262 stock options.  The fair value of the options granted was $4.95 determined using the Black-Scholes option pricing formula based on the following assumptions: expected stock volatility - 71.5%; risk free rate - 2.0%; expected life - 4 years; expected dividend yield - nil%.

7.	Other equity instruments:

	September 30,	March 31,
	2009	2009
	(Unaudited)
Value assigned to performance share units (a)	$2,442	$4,778
Value assigned to warrants (b)	7,541	7,541
	$9,983	$12,319

(a)    During the three and six months ended September 30, 2009, 105,084 performance share units (“PSUs”) were granted (2008 - 259,957) while 27,602 and 38,286, respectively, were cancelled and 601,455 were exercised.  As at September 30, 2009, there are 1,195,313 PSUs outstanding of which 43,867 were exercisable.  During the three and six months ended September 30, 2009, the Company recognized stock-based compensation expense of $520 and $1,059 (2008 - $606 and $763), respectively related to PSUs which vested during the period.

        The stock-based compensation associated with the Performance Share Unit Plan and the stock option plan (note 6), is included in operating expenses as follows:

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008

Research and development	$186	$78	$262	$134
General and administrative	876	695	1,265	793
Sales and marketing	131	171	271	248
	$1,193	$944	$1,798	$1,175

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

(b)    The value assigned to warrants consists of $3,541 in warrants issued with the debenture units (note 5) and $4,000 in warrants issued to Industry Canada’s Industrial Technologies Office (“TPC”).

8.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three and six months ended September 30, 2009 and 2008, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008

Research and development expenses	$7,073	$7,644	$14,217	$15,526
Program funding	(9)	(539)	(397)	(1,258)
	$7,064	$7,105	$13,820	$14,268

9.	Investment in Joint Ventures:

 (a)    Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”.

             Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	September 30,	March 31,
	2009	2009
	(Unaudited)
Current assets:
Cash and cash equivalents	$15,774	$17,061
Accounts receivable	960	2,101
Loan receivable	12,086	11,234
Prepaid expenses	46	162
Current portion of future income tax assets	4,635	4,451
	33,501	35,009

Future income tax assets	4,756	5,337

Equipment, furniture and leasehold improvements	400	467

	$38,657	$40,813

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

Current liabilities:
Accounts payable and accrued liabilities	$1,349	$2,171
Current portion of deferred revenue	639	360
Current portion of warranty liability	11,483	11,656
	$13,471	$14,187

Long-term liabilities:
Warranty liability	$9,661	$10,976
Deferred revenue	3,384	3,141
	$13,045	$14,117

The loan receivable above of $12,086 was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

	Three months ended		Six months ended
	September 30		September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenue	$23,157	$28,681	$41,161	$49,721
Parts revenue	6,931	4,624	12,288	8,705
	30,088	33,305	53,449	58,426

Cost of revenue and expenses:
Cost of revenue	22,554	24,864	39,828	41,831
Research and development	2,340	2,725	4,504	4,323
General and administrative	246	364	593	726
Sales and marketing	1,721	1,342	3,471	2,772
Foreign exchange	(182)	(49)	(366)	11
Bank charges, interest and other	60	69	105	89
	26,739	29,315	48,135	49,752

Income before undernoted	3,349	3,990	5,314	8,674

Interest and investment income	26	268	82	470

Income before income taxes	3,375	4,258	5,396	9,144

Income tax expense (recovery):
Current	2,170	204	3,095	305
Future	(887)	1,254	(1,103)	2,805
	1,283	1,458	1,992	3,110

Income for the period	2,092	2,800	3,404	6,034

Joint Venture Partner's share of net income from joint venture	(1,046)	(1,400)	(1,702)	(3,017)

Company’s share of income	$1,046	$1,400	$1,702	$3,017

(b)    BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. of China (“BTIC”) since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three and six months ended September 30, 2009, the Company’s share of loss from BWI was $16 (2008 - $5) and $94 (2008 - $58) respectively.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

(c)    Joint Venture Partners’ share of net assets of joint ventures:

	September 30,	March 31,
	2009	2009
	(Unaudited)
Cummins Westport Inc.	$11,945	$12,124
BTIC Westport Inc.	385	479
	$12,330	$12,603

10.    Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the three and six months ended September 30, 2009, 57% (2008 - 89%) and 53% (2008 - 87%) respectively of the Company’s revenue was from sales in the Americas, 29% (2008 - 4%) and 26% (2008 - 5%) from sales in Asia, and 14% (2008 - 7%) and 21% (2008 - 8%) from sales elsewhere.

11.    Reconciliation to United States generally accepted accounting standards:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting.  Such principles differ in certain respects from United States (“US GAAP”).

The significant measurement differences listed in the US GAAP Reconciliations that are applicable to the interim consolidated financial statements as at September 30, 2009 and for the three and six months ended September 30, 2009 and 2008, are as follows:

 (a)    Investments:

Under Canadian GAAP and US GAAP, mark  to market adjustments on available for sale securities result in future income tax expense (recoveries) and, for the Company, a corresponding change in the valuation allowance.  The tax expense (recovery) is included in accumulated other comprehensive income (“AOCI”) until the shares are sold at which time the tax expense (recovery) will be included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance is recognized in net loss for the year but under US GAAP, the change in valuation allowance would be recognized in other comprehensive income.  Accordingly, for US GAAP purposes, future income tax recovery for the three and six months ended September 30, 2009 of $96 and $150, respectively,  (2008 - future income tax expense of $865 and $1,880) recognized under Canadian GAAP would not be recognized.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

 (b)    Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the three and six months ended September 30, 2009 of $37 and $71, respectively, (2008 - $36 and $72) would not be recognized under U.S. GAAP.  As at September 30, 2009, the carrying value of intellectual property would be reduced by $359 (March 31, 2009 - $430) with a corresponding increase in deficit.

 (c)    Joint venture partners’ share of net assets of joint ventures

Under Canadian GAAP, Joint Venture Partners’ share of net assets of joint ventures is recorded as a liability just before shareholders’ equity.  For US GAAP purposes, the Joint Venture partners’ share of net assets of joint ventures is recorded as a component of shareholders’ equity.  As at September 30, 2009, total liabilities under Canadian GAAP would be reduced by $12,330 (March 31, 2009 - $12,603) with a corresponding increase to shareholders’ equity.  The allocation of net income to the parent company and Joint Venture Partners is presented in the consolidated statement of operations.  During the three and six months ended September 30, 2009 under US GAAP, the other comprehensive loss was $1,146 and $2,556 (2008 - $3,835 and $9,857), respectively. The Joint Venture Partners’ share of other comprehensive loss was $960 and $1,880 (2008 - income of $702 and $625) and the parent company share of other comprehensive loss was $186 and $676 (2008 - $4,537 and 10,482) for the three and six months ended September 30, 2009, respectively.  There were no changes in the Company’s interests in its subsidiary during the three month period ended September 30, 2009 or the year ended March 31, 2009.   A reconciliation of the Joint Venture Partners’ share of net assets in joint ventures is as follows:

Balance, March 31, 2008	$13,983
Joint Venture Partners’ share of net income from joint ventures	4,221
Joint Venture Partners’ share of other comprehensive income	3,658
Dividends paid by Joint Ventures	(9,259)
Balance, March 31, 2009	12,603
Joint Venture Partners’ share of net income from joint ventures	1,607
Joint Venture Partners’ share of other comprehensive income	(1,880)
Balance, September 30, 2009	$12,330

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

(d)    Unamortized debt financing costs

Under Canadian GAAP, unamortized financing costs relating to issuance of the Company’s debenture notes are deducted from the liability on the consolidated balance sheet and amortized using the effective interest rate method. Under US GAAP these unamortized financing costs are classified as deferred charges.

(e)    Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	September	March 31,
	30, 2009	2009
	(Unaudited)
Total assets, Canadian GAAP	$109,837	$135,504
Differences in accounting for:
Intellectual property (b)	(359)	(430)
Unamortized financing costs (d)	694	764

Total assets, US GAAP	$110,172	$135,838

Total liabilities, Canadian GAAP	$65,139	$74,546
Difference in accounting for:
Joint venture partners’ share of net assets of joint ventures (c)	(12,330)	(12,603)
Unamortized financing costs (d)	694	764

Total liabilities, US GAAP	$53,503	$62,707

Shareholders' equity, Canadian GAAP	$44,698	$60,958
Difference in accounting for:
Intellectual property (b)	(359)	(430)
Joint venture partners’ share of net assets of joint ventures (c)	12,330	12,603

Shareholders' equity, US GAAP	$56,669	$73,131

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period, Canadian GAAP	$(8,984)	$676	$(18,173)	$(2,788)
Tax expense (recovery) on realized and unrealized gain on available for sale securities (a)	(96)	866	(150)	1,880
Amortization of intellectual property (b)	37	36	71	72

Net loss for the period, US GAAP	$(9,043)	$1,578	$(18,252)	$(836)

Other comprehensive loss, Canadian GAAP	(282)	(3,671)	(826)	(8,602)
Tax recovery (expense) on realized and unrealized gain on available for sale securities (a)	96	(866)	150	(1,880)
Other comprehensive loss, US GAAP	(186)	(4,537)	(676)	(10,482)

Comprehensive loss, US GAAP
	$(9,229)	$(2,959)	$(18,928)	$(11,318)

Basic and diluted loss per share, US GAAP	$(0.28)	$(0.05)	$(0.57)	$(0.03)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

       (f)   Additional financial information and disclosures required under US GAAP
(i) Warranty liability

              A continuity of the warranty liability is as follows

Balance, March 31, 2008	$9,157
Warranty claims	(9,254)
Warranty accruals	17,105
Change in warranty estimates	4,317
Impact of foreign exchange	3,266
Balance, March 31, 2009	24,591
Warranty claims	(6,777)
Warranty accruals	8,194
Change in warranty estimates	578
Impact of foreign exchange	(3,868)
Balance, September 30, 2009	$22,718

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

(ii) Stock based compensation

Additional information about stock options granted and the PSUs issued is as follows:

As at September 30, 2009, there are a total of 1,151,446 unvested PSU’s outstanding with a weighted average grant date fair value of $8.32. The aggregate intrinsic value of the Company’s outstanding and exercisable PSUs was $16,256 and $597, respectively, at September 30, 2009.
The aggregate intrinsic value of outstanding and exercisable stock option awards was $6,876 and $4,293, respectively, at September 30, 2009.

The total intrinsic value of options and PSUs exercised for the three and six months ended September 30, 2009 was $6,737. As at September 30, 2009, $7,034 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(iii) Fair value of Financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost (note 4) due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair values of the Company’s demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 5) is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at September 30, 2009, the fair value of the subordinated debenture notes is higher than its carrying value by $2,473 based on discounting the expected cash flows using a market interest rate of 14%.

(g)   Adoption of new accounting policies:

On April 1, 2009, the Company adopted a new accounting standard for business combinations.  The standards broadens the scope of a business combination to all transactions in which an entity obtains control over another entity.  The new standard provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill.  The new standard did not affect the consolidated financial statements on adoption.

On April 1, 2009, the Company adopted a new accounting standard for non-controlling interests.  The new standard clarifies the definition of a non-controlling interest, requires non-controlling interests to  be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented and establishes a single method of accounting for a change in a parent’s ownership interest in a subsidiary.  The statement also provides for further disclosures in the consolidated financial statements.  On adoption, the Company reclassified the amount for Joint Venture Partners’ share of net assets of joint ventures to equity.  The Company has also disclosed additional details on the joint venture partners’ share of other comprehensive income as required under the new standard.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

On April 1, 2009, the Company adopted new disclosure standards related to disclosures about derivative instruments and hedging activities. The new standard requires enhanced disclosures about an entity’s derivative and hedging activities but did not impact the Company’s financial disclosure or presentation.

On April 1, 2009, the Company adopted a new accounting standard for accounting for convertible debt instruments which changed the accounting treatment for convertible debt securities that may settle fully or partly in cash. The new standard requires bifurcation of convertible debt securities into a debt component that is initially recorded at fair value and an equity component that represents the difference between initial proceeds from the issuance of the instrument and the fair value allocated to the debt component. The debt component is then subsequently accreted to par value over its expected life. The new standard must be retroactively applied to all periods presented, even if the instrument has matured, converted or has been otherwise extinguished as of the effective date of the standard. The new standard did not have a material effect on the consolidated financial statements at the date of adoption.

On April 1, 2009, the Company adopted new interpretive guidance related to determining whether an instrument (or an embedded feature) is indexed to an entity's own stock.  The guidance requires an entity to use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions.  The guidance did not have a material impact on the consolidated financial statements.

On April 1, 2009, the Company adopted a new accounting pronouncement related to the determination of the useful life of intangible assets which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset.  The pronouncement did not have a material impact on the consolidated financial statements.

(h)   New accounting pronouncements:

In June 2008, the FASB issued a new accounting standard related to variable interest entities which amends accounting standards for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this new accounting standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise’s involvement in a variable interest entity. We are required to adopt this new standard on April 1, 2010.  The Company is currently in the process of assessing the impact that the statement may have on our  financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

Three and six months ended September 30, 2009 and 2008

The following new accounting standards are effective for interim periods ending on or after June 15, 2009. These prouncements did not have a material impact on the consolidated financial statements.

A new accounting standard related to recognition and presentation of other-than-temporary impairments require entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost base.  The amount of the other-than-temporary impairment related to a credit loss is recognized in net income and the amount of other-than-temporary impairment related to other factors is recorded in other comprehensive income.

A new accounting standard related to determining fair value when volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly amends existing accounting standards to provide additional guidance on estimating fair value when there has not been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. In addition, the new standard provides additional guidance on situations that may indicate that a transaction for the asset or liability is not orderly.

A new disclosure standard related to interim disclosures about fair value of financial instruments requires disclosures about fair value of financial instruments in interim financial statements. The Company has provided the required disclosures in note 11(f)(iii).